UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

SPECTRUM BRANDS HOLDINGS, INC.
(Name of Issuer)

COMMON STOCK (PAR VALUE $0.01 PER SHARE)
(Title of Class of Securities)

84763R101
(CUSIP Number)

PHILIP FALCONE
450 PARK AVENUE, 30TH FLOOR
NEW YORK, NEW YORK 10022
(212) 339-5888
(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

June 16, 2010
(Date of Event which Requires Filing
of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be  subject to all other  provisions of the Act  (however, see the Notes).

CUSIP No. 84763R101	Page 2 of 18

1	NAME OF REPORTING PERSON: Harbinger Capital Partners Master Fund I, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 25,709,536
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 25,709,536
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 25,709,536
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 50.31%
14	TYPE OF REPORTING PERSON: CO

CUSIP No. 84763R101	Page 3 of 18

1	NAME OF REPORTING PERSON: Harbinger Capital Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS: AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 25,709,536
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 25,709,536
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 25,709,536
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 50.31%
14	TYPE OF REPORTING PERSON: CO

CUSIP No. 84763R101	Page 4 of 18

1	NAME OF REPORTING PERSON: Harbinger Capital Partners Special Situations Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 5,288,907
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 5,288,907
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 5,288,907
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 10.35%
14	TYPE OF REPORTING PERSON: PN

CUSIP No. 84763R101	Page 5 of 18

1	NAME OF REPORTING PERSON: Harbinger Capital Partners Special Situations GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS: AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 5,288,907
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 5,288,907
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 5,288,907
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 10.35%
14	TYPE OF REPORTING PERSON: CO

CUSIP No. 84763R101	Page 6 of 18

1	NAME OF REPORTING PERSON: Global Opportunities Breakaway Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 2,110,642
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 2,110,642
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,110,642
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.13%
14	TYPE OF REPORTING PERSON: CO

CUSIP No. 84763R101	Page 7 of 18

1	NAME OF REPORTING PERSON: Harbinger Capital Partners II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS: AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 2,110,642
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 2,110,642
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,110,642
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.13%
14	TYPE OF REPORTING PERSON: PN

CUSIP No. 84763R101	Page 8 of 18

1	NAME OF REPORTING PERSON: Harbinger Capital Partners II GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS: AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 2,110,642
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 2,110,642
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,110,642
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.13%
14	TYPE OF REPORTING PERSON: CO

CUSIP No. 84763R101	Page 9 of 18

1	NAME OF REPORTING PERSON: Harbinger Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS: AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 30,998,443
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 30,998,443
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 30,998,443
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 60.66%
14	TYPE OF REPORTING PERSON: CO

CUSIP No. 84763R101	Page 10 of 18

1	NAME OF REPORTING PERSON: Philip Falcone
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS: AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 33,109,085
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 33,109,085
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 33,109,085
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 64.79%
14	TYPE OF REPORTING PERSON: IN

CUSIP No. 84763R101	Page 11 of 18

Item 1. Security and Issuer.

This Schedule 13D is being filed by the undersigned with respect to the shares of Common Stock, par value $0.01 per share (the “Shares”), of Spectrum Brands Holdings, Inc., a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 601 Rayovac Drive, Madison, Wisconsin 53711.

Item 2. Identity and Background.

(a-c,f) This Schedule 13D is being filed by Harbinger Capital Partners Master Fund I, Ltd. (the “Master Fund”); Harbinger Capital Partners LLC (“Harbinger LLC”), the investment manager of the Master Fund; Harbinger Capital Partners Special Situations Fund, L.P. (the “Special Fund”); Harbinger Capital Partners Special Situations GP, LLC (“HCPSS”), the general partner of the Special Fund; Global Opportunities Breakaway Ltd. (the “Breakaway Fund”, and together with the Master Fund and the Special Fund, the “Harbinger Parties”); Harbinger Capital Partners II LP (“HCP II”), the investment manager of the Breakaway Fund; Harbinger Capital Partners II GP LLC (“HCP II GP”), the general partner of HCP II; Harbinger Holdings, LLC (“Harbinger Holdings”), the managing member of Harbinger LLC and HCPSS; and Philip Falcone, the managing member of HCP II GP and Harbinger Holdings and the portfolio manager of the Master Fund, the Special Fund and the Breakaway Fund (each of the Master Fund, Harbinger LLC, Special Fund, HCPSS, Breakaway Fund, HCP II, HCP II GP, Harbinger Holdings and Philip Falcone may be referred to herein as a “Reporting Person” and collectively may be referred to as “Reporting Persons”).

The Master Fund is an exempted company organized under the laws of the Cayman Islands with its principal business address at c/o International Fund Services (Ireland) Limited, Third Floor, Bishop’s Square, Redmond’s Hill, Dublin 2, Ireland. The Breakaway Fund is an exempted company organized under the laws of the Cayman Islands with its principal business address at c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, Cayman Islands KY1-1104. Each of Harbinger LLC, HCPSS, HCP II GP and Harbinger Holdings is a Delaware limited liability company. Each of the Special Fund and HCP II is a Delaware limited partnership. Philip Falcone is a United States citizen. The principal business address for each of Harbinger LLC, the Special Fund, HCPSS, HCP II, HCP II GP, Harbinger Holdings and Philip Falcone is 450 Park Avenue, 30th Floor New York, NY 10022.

(d) Philip Falcone has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

As of the date hereof the Master Fund may be deemed to beneficially own 25,709,536 Shares.

As of the date hereof Harbinger LLC may be deemed to beneficially own 25,709,536 Shares.

As of the date hereof the Special Fund may be deemed to beneficially own 5,288,907 Shares.

As of the date hereof HCPSS may be deemed to beneficially own 5,288,907 Shares.

As of the date hereof the Breakaway Fund may be deemed to beneficially own 2,110,642 Shares.

As of the date hereof HCP II may be deemed to beneficially own 2,110,642 Shares.

As of the date hereof HCP II GP may be deemed to beneficially own 2,110,642 Shares.

As of the date hereof Harbinger Holdings may be deemed to beneficially own 30,998,443 Shares.

CUSIP No. 84763R101	Page 12 of 18

As of the date hereof Philip Falcone may be deemed to beneficially own 33,109,085 Shares.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

The Master Fund and the Special Fund held certain of their shares of common stock of Spectrum Brands, Inc. (“Old Spectrum”), which were, as described in Item 4 below, converted into the right to receive Shares, in an account at Lehman Brothers International (Europe) (“LBIE”).  On September 15, 2008, LBIE was placed into administration under United Kingdom law and four partners of PriceWaterhouseCoopers LLP were appointed as its joint administrators (the “Joint Administrators”). The Joint Administrators have advised that 449,309 and 15,493 of the shares of common stock of Old Spectrum held by the Master Fund and the Special Fund, respectively, were rehypothecated (such shares, the “Rehypothecated Shares”). The Master Fund and the Special Fund each believe at this time that the Rehypothecated Shares will not be recoverable. Accordingly, the Master Fund and Special Fund have excluded the number of Rehypothecated Shares from their ownership of Shares reported herein.  By making this filing, the Master Fund and the Special Fund do not waive any arguments that they are entitled to recover the Rehypothecated Shares and expressly reserve such arguments. Certain non-rehypothecated shares of Old Spectrum were also held at LBIE and the timing and likelihood of the return of such shares is uncertain at this time. Subsequent filings may be necessary to address a final determination regarding the disposition of such shares.

Item 4.   Purpose of Transaction.

On June 16, 2010, the transactions contemplated by an Agreement and Plan of Merger, dated as of February 9, 2010 (as amended, the “Merger Agreement”), by and among the Issuer, Old Spectrum, Russell Hobbs, Inc., a Delaware corporation (“Russell Hobbs”), Battery Merger Corp., a Delaware corporation and a direct wholly-owned subsidiary of the Issuer (“Battery Merger Sub”) and Grill Merger Corp., a Delaware corporation and a direct wholly-owned subsidiary of the Issuer (“RH Merger Sub”), were consummated.  At the Effective Time (as defined in the Merger Agreement), (a) Battery Merger Sub merged with and into Old Spectrum, with Old Spectrum surviving the merger and continuing as a direct wholly-owned subsidiary of the Issuer (the “Battery Merger”) and (b) RH Merger Sub merged with and into Russell Hobbs, with Russell Hobbs surviving the merger and continuing as a direct wholly-owned subsidiary of the Issuer (the “RH Merger”).  Pursuant to the terms of the Merger Agreement, at the Effective Time, (a) each outstanding share of common stock of Old Spectrum was converted into the right to receive one Share and (b) each share of (i) common stock (voting and non-voting) of Russell Hobbs was converted into the right to receive 0.01075 Shares; (ii) Series D Preferred Stock of Russell Hobbs was converted into the right to receive 46.78 Shares; and (iii) Series E Preferred Stock of Russell Hobbs was converted into the right to receive 41.50 Shares.  Also, pursuant to the terms of the Merger Agreement, Russell Hobbs’ approximately $158 million term loan was cancelled following the transfer of such loan by the Harbinger Parties, as lenders thereunder, to the Issuer in exchange for 5,254,336 Shares.  In connection with the closing of the mergers, the Master Fund, the Special Fund and the Breakaway Fund received as consideration 25,569,736, 5,288,907 and 2,110,642 Shares, respectively.

Also, pursuant to a Stockholder Agreement (the “Stockholder Agreement”), dated as of February 9, 2010, among the Issuer and the Harbinger Parties, the Harbinger Parties agreed that, following the Effective Time, among other things and subject to the terms and conditions set forth therein, they will not (a) make any public announcement or submit a proposal for any transaction that would constitute a Going-Private Transaction (as defined in the Stockholder Agreement), or allow their affiliates to do the same, for a period of one year after the Effective Time or (b) transfer any voting securities, derivatives or other securities convertible or exchangeable into voting securities of the Issuer (“Voting Securities”) to any person who, together with its affiliates, would beneficially own 40% or more of the outstanding Voting Securities without the agreement of the transferee to be bound by the Stockholder Agreement, except for a transfer (x) made pursuant to a bona fide acquisition of the Issuer by a third party by way of merger, consolidation, business combination or tender or exchange offer that is approved by the Issuer’s board of directors, with the approval of a majority of the Special Nominating Committee (as defined in the Stockholder Agreement), (y) specifically approved by the Issuer in writing with the approval of a majority of the Special Nominating Committee, or (z) of less than 5% of the outstanding Voting Securities.

CUSIP No. 84763R101	Page 13 of 18

The Stockholder Agreement further provides that, (a) the Harbinger Parties will have certain inspection and information rights, (b) the Issuer and its subsidiaries will not pay any monitoring fees to the Harbinger Parties or their affiliates and (c) from the Effective Time and for as long as the Harbinger Parties own at least 40% of the outstanding Shares, the Issuer’s board of directors will consist of ten individuals, of whom one will be the Chief Executive Officer and at least three will be designees of a Special Nominating Committee consisting of independent directors.

Pursuant to the terms and conditions of a Registration Rights Agreement (the “Registration Rights Agreement”), dated as of February 9, 2010, by and among the Harbinger Parties, the Issuer, Avenue International Master, L.P., Avenue Investments, L.P., Avenue Special Situations Fund V, L.P., Avenue Special Situations Fund IV, L.P. and Avenue-CDP Global Opportunities Fund, the Issuer granted to the Harbinger Parties certain demand and registration rights with respect to the Shares received in connection with the Merger Agreement.

As of the date hereof, the Harbinger Parties own approximately 65% of the outstanding Shares. As a result, the Harbinger Parties will, subject to the Harbinger Parties continuing to own a majority of the outstanding Shares and the terms and conditions set forth in the Stockholder Agreement (as described above) and the other minority stockholder protection provisions contained in the Issuer’s Restated Certificate of Incorporation and Amended and Restated By-laws (such documents together, the “Organizational Documents”) (which are generally applicable for as long as the Harbinger Parties own 40% of the outstanding Shares), have the ability to exert substantial influence or actual control over the Issuer’s management policies and affairs, will control the outcome of any matter submitted to the Issuer’s stockholders, including amendments to the Issuer’s Organizational Documents, any proposed merger or other business combinations involving the Issuer, the Issuer’s financing, consolidation or sale of all or substantially all of the Issuer’s assets and other corporate transactions and will have the ability to elect or remove a majority of the Issuer’s directors.

Each Reporting Person expects to evaluate on an ongoing basis the Issuer’s financial condition and prospects and its interest in, and intentions with respect to, the Issuer and their investment in the securities of the Issuer, which review may be based on various factors, including whether various strategic transactions have occurred or may occur, the Issuer’s business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s securities in particular, as well as other developments and other investment opportunities, which, if effected, could result in, among other things, any of the matters identified in Items 4(a)-(j) of Schedule 13D. Accordingly, each Reporting Person reserves the right to change its intentions and develop plans or proposals at any time, as it deems appropriate. In particular, subject to the terms of the Stockholder Agreement, the Registration Rights Agreement and the Organizational Documents, each Reporting Person may at any time and from time to time, (i) in the open market, in privately negotiated transactions or otherwise, acquire additional securities of the Issuer, including additional Shares; (ii) dispose or transfer of all or a portion of the securities of the Issuer, including the Shares, that the Reporting Persons now own or may hereafter acquire to any person or entity, including to affiliates of the Reporting Persons; (iii) enter into derivative transactions with institutional counterparties with respect to the Issuer’s securities; (iv) cause or seek to cause the Issuer or any of its subsidiaries to acquire all or a portion of another business, including an affiliate of the Harbinger Parties; (v) cause or seek to cause the Issuer or any of its subsidiaries to sell, transfer or otherwise dispose of all or any portion of its assets to any person or entity, including an affiliate of the Harbinger Parties; (vi) restructure the Issuer’s or any of its subsidiaries’ capitalization, indebtedness or holding company arrangements; (vii) make personnel changes to the present management of the Issuer deemed necessary or desirable; (viii) change the identity of the directors nominated to the board of directors of the Issuer by the Nominating and Corporate Governance Committee (as defined in the Stockholder Agreement); or (ix) make any other material change in the Issuer’s or any of its subsidiaries’ corporate structure or business.

On June 18, 2010, the Master Fund entered into a Rule 10b5-1 Purchase Instruction (the “Purchase Instruction”) with Credit Suisse Securities (USA) LLC (“Credit Suisse”), pursuant to which the parties thereto established a trading plan to effect purchases of up to 150,000 Shares per week.  The Purchase Instruction provides that purchases are to be made in compliance with Rule 10b5-1 and paragraphs (b) and (c) of Rule 10b-18, each promulgated under the Securities Exchange Act of 1934, as amended.

CUSIP No. 84763R101	Page 14 of 18

Pursuant to the terms of the Purchase Instruction, Credit Suisse will have the authority to purchase Shares on each day the New York Stock Exchange (the “NYSE”) is open for trading and the Shares trade regular way on the NYSE, within the price (which may not exceed $31.50), amount (subject to a maximum of 150,000 Shares per week) and other terms of the Purchase Instruction.  The Purchase Instruction will permit purchases of Shares commencing June 21, 2010 until the Purchase Instruction is terminated, which will occur upon the earlier of, among other events, the date on which the aggregate number of Shares purchased by Credit Suisse in accordance with the Purchase Instruction equals 1,200,000 and the close of trading on the NYSE on August 16, 2010.  Notwithstanding the foregoing, the Master Fund may terminate the Purchase Instruction at any time.

The foregoing descriptions of the Merger Agreement, Stockholder Agreement and Registration Rights Agreement do not purport to be a complete description of the terms thereof and are qualified in their entirety by reference to the full texts of each agreement, copies of which are filed as Exhibit C, Exhibit D and Exhibit E respectively, and are incorporated herein by reference.

Item 5.   Interest in Securities of the Issuer.

References to percentage ownerships of Shares in this Schedule 13D are based upon the 51,103,567 Shares stated to be outstanding as of June 16, 2010 by the Issuer in the Issuer's Current Report on Form 8-K dated June 22, 2010.

(a, b) As of the date hereof, the Master Fund may be deemed to be the beneficial owner of 25,709,536 Shares, constituting 50.31% of the Shares of the Issuer.

The Master Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 25,709,536 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 25,709,536 Shares.

The Master Fund specifically disclaims beneficial ownership in the Shares reported herein except to the extent it actually exercises voting or dispositive power with respect to such Shares.

(a, b) As of the date hereof, Harbinger LLC may be deemed to be the beneficial owner of 25,709,536 Shares, constituting 50.31% of the Shares of the Issuer.

Harbinger LLC has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 25,709,536 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 25,709,536 Shares.

Harbinger LLC specifically disclaims beneficial ownership in the Shares reported herein except to the extent it actually exercises voting or dispositive power with respect to such Shares.

(a, b) As of the date hereof, the Special Fund may be deemed to be the beneficial owner of 5,288,907 Shares, constituting 10.35% of the Shares of the Issuer.

The Special Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 5,288,907 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 5,288,907 Shares.

The Special Fund specifically disclaims beneficial ownership in the Shares reported herein except to the extent it actually exercises voting or dispositive power with respect to such Shares.

(a, b) As of the date hereof, HCPSS may be deemed to be the beneficial owner of 5,288,907 Shares, constituting 10.35% of the Shares of the Issuer.

HCPSS has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 5,288,907 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 5,288,907 Shares.

CUSIP No. 84763R101	Page 15 of 18

HCPSS specifically disclaims beneficial ownership in the Shares reported herein except to the extent it actually exercises voting or dispositive power with respect to such Shares.

(a, b) As of the date hereof, the Breakaway Fund may be deemed to be the beneficial owner of 2,110,642 Shares, constituting 4.13% of the Shares of the Issuer.

The Breakaway Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 2,110,642 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 2,110,642 Shares.

The Breakaway Fund specifically disclaims beneficial ownership in the Shares reported herein except to the extent it actually exercises voting or dispositive power with respect to such Shares.

(a, b) As of the date hereof, HCP II may be deemed to be the beneficial owner of 2,110,642 Shares, constituting 4.13% of the Shares of the Issuer.

HCP II has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 2,110,642 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 2,110,642 Shares.

HCP II specifically disclaims beneficial ownership in the Shares reported herein except to the extent it actually exercises voting or dispositive power with respect to such Shares.

(a, b) As of the date hereof, HCP II GP may be deemed to be the beneficial owner of 2,110,642 Shares, constituting 4.13% of the Shares of the Issuer.

HCP II GP has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 2,110,642 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 2,110,642 Shares.

HCP II GP specifically disclaims beneficial ownership in the Shares reported herein except to the extent it actually exercises voting or dispositive power with respect to such Shares.

(a, b) As of the date hereof, Harbinger Holdings may be deemed to be the beneficial owner of 30,998,443 Shares, constituting 60.66% of the Shares of the Issuer.

Harbinger Holdings has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 30,998,443 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 30,998,443 Shares.

Harbinger Holdings specifically disclaims beneficial ownership in the Shares reported herein except to the extent it actually exercises voting or dispositive power with respect to such Shares.

(a, b) As of the date hereof, Philip Falcone may be deemed to be the beneficial owner of 33,109,085 Shares, constituting 64.79% of the Shares of the Issuer.

Mr. Falcone has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 33,109,085 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 33,109,085 Shares.

Mr. Falcone specifically disclaims beneficial ownership in the Shares reported herein except to the extent he actually exercises voting or dispositive power with respect to such Shares.

(c) Except for the Shares acquired pursuant to the Mergers as described in Item 4 of this Schedule 13D, set forth on Exhibit B hereto are the trading dates, number of Shares purchased and sold and price per share for all transactions in the Shares by the Reporting Persons during the past 60 days.

(d) Not applicable.

CUSIP No. 84763R101	Page 16 of 18

(e) Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See Item 4 above for a description of the Merger Agreement, Stockholder Agreement, Registration Rights Agreement and Purchase Instruction, which are incorporated herein by reference.

Item 7.   Material to be Filed as Exhibits.

Exhibit A:	Joint Filing Agreement
Exhibit B:	Transactions in the Shares
Exhibit C:	Merger Agreement (incorporated by reference to Annexes A-1 through A-4 of Amendment No. 2 to the Issuer’s Registration Statement on Form S-4 filed with the SEC on March 29, 2010 (File No. 333-165769))
Exhibit D:	Stockholder Agreement (incorporated by reference to Exhibit 10.5 of Old Spectrum’s Current Report on Form 8-K filed with the SEC on February 12, 2010)
Exhibit E:	Registration Rights Agreement (incorporated by reference to Exhibit 4.1 of the Issuer’s Registration Statement on Form S-4 filed with the SEC on March 29, 2010 (File No. 333-165769))

CUSIP No. 84763R101	Page 17 of 18

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

By:	Harbinger Capital Partners LLC

By:	Harbinger Holdings, LLC, Manager

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

HARBINGER CAPITAL PARTNERS LLC

By:	Harbinger Holdings, LLC, Manager

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.

By:	Harbinger Capital Partners Special Situations GP, LLC

By:	Harbinger Holdings, LLC, Managing Member

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS GP, LLC

By:	Harbinger Holdings, LLC, Managing Member

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

CUSIP No. 84763R101	Page 18 of 18

GLOBAL OPPORTUNITIES BREAKAWAY LTD.

By:	Harbinger Capital Partners II LP

By:	Harbinger Capital Partners II GP LLC, General Partner

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

HARBINGER CAPITAL PARTNERS II LP

By:	Harbinger Capital Partners II GP LLC, General Partner

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

HARBINGER CAPITAL PARTNERS II GP LLC

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

HARBINGER HOLDINGS, LLC

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

/s/ Philip Falcone
Philip Falcone

June 25, 2010

Attention: Intentional misstatements or omissions of fact constitute federal violations (see 18 U.S.C. 1001).